
extended
STAY
AMERICA

Q4 2018

Earnings Summary

February 27, 2019
Extended Stay America, Inc.
ESH Hospitality, Inc.

important disclosure information

This presentation contains forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, financial results, liquidity and capital resources, capital expenditures and other non-historical statements, including the statements in the "Outlook" section of this presentation. Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause Extended Stay America, Inc.'s ("ESA") and ESH Hospitality, Inc.'s ("ESH REIT," and together with ESA, the "Company") actual results or performance to differ from those projected in the forward-looking statements, possibly materially. For a description of factors that may cause the Company's actual results or performance to differ from projected results or performance implied by forward-looking statements, please review the information under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" included in the Company's combined annual report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on February 27, 2019 and other documents of the Company on file with or furnished to the SEC. Any forward-looking statements made in this presentation are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, will have the expected consequences to, or effects on, the Company, its business or operations. Except as required by law, the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. We caution you that actual results may differ materially from what is expressed, implied or forecasted by the Company's forward-looking statements.

This presentation includes certain non-GAAP financial measures, including Hotel Operating Profit, Hotel Operating Margin, EBITDA, Adjusted EBITDA, Funds from Operations ("FFO"), Adjusted Funds From Operations ("Adjusted FFO"), Adjusted FFO per diluted Paired Share, Paired Share Income, Adjusted Paired Share Income and Adjusted Paired Share Income per diluted Paired Share. These non-GAAP financial measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with U.S. GAAP. Please refer to the Appendix of this presentation for a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with U.S. GAAP, and to the Company's combined annual report on Form 10-K filed with the SEC on February 27, 2019 for definitions of these non-GAAP measures.

This presentation includes certain operating metrics presented on a comparable system-wide basis. The term "comparable system-wide" refers to hotels operated under the Extended Stay America brand and owned, franchised or managed by the Company for the three and twelve months ended December 31, 2018 and 2017. For franchised or managed hotels, ESA earns certain fees based on a percentage of hotel revenues. Unless otherwise stated, the financial and operating data included in this presentation do not give effect to hotel dispositions.

Q4 2018 Operating Results & Financial Highlights

comparable system-wide revenue per available room ("RevPAR")


+0.9%
$46.98
$47.38
Q4 2017
Q4 2018

net income (in millions)[1]


-1.9%
$40.2
$39.4
Q4 2017
Q4 2018

hotel operating margin[2]


-190bps
53.0%
51.1%
Q4 2017
Q4 2018

adjusted FFO per diluted Paired Share[1,2]


+3.0%
$0.40
$0.41
Q4 2017
Q4 2018

adjusted EBITDA (in millions)[1,2]


-9.7%
$140.2
$126.6
Q4 2017
Q4 2018

adjusted Paired Share income per diluted Paired Share[1,2]


+9.2%
$0.19
$0.21
Q4 2017
Q4 2018

[1] Net Income, Adjusted EBITDA, Adjusted FFO per diluted Paired Share and Adjusted Paired Shared Income per diluted Paired Share were affected by lost contribution from 4 hotels sold in 2Q 2017, 1 hotel sold in 4Q 2017, 26 hotels sold in 1Q 2018, 32 hotels sold in 3Q 2018 and 14 hotels sold in 4Q 2018.
[2] See Appendix for Hotel Operating Margin, Adjusted FFO per diluted Paired Share, Adjusted EBITDA and Adjusted Paired Share Income per diluted Paired Share reconciliations.

Full Year 2018 Operating Results & Financial Highlights

comparable system-wide RevPAR



+2.0%
$50.11
$51.09
2017
2018

net income (in millions)[1]



+23.0%
$172.2
$211.8
2017
2018

hotel operating margin[2]



-100bps
55.0%
54.0%
2017
2018

adjusted FFO per diluted Paired Share[1,2]



+9.4%
$1.84
$2.02
2017
2018

adjusted EBITDA (in millions) [1,2]



-3.7%
$622.9
$599.7
2017
2018

adjusted Paired Share income per diluted Paired Share[1,2]



+14.4%
$1.00
$1.14
2017
2018

[1]Net Income, Adjusted EBITDA, Adjusted FFO per diluted Paired Share and Adjusted Paired Shared Income per diluted Paired Share were affected by lost contribution from 4 hotels sold in 2Q 2017, 1 hotel sold in 4Q 2017, 26 hotels sold in 1Q 2018, 32 hotels sold in 3Q 2018 and 14 hotels sold in 4Q 2018.

[2]See Appendix for Hotel Operating Margin, Adjusted FFO per diluted Paired Share, Adjusted EBITDA and Adjusted Paired Share Income per diluted Paired Share reconciliations.

Quarterly Distribution and Select Balance Sheet Statistics

quarterly distribution per Paired Share[1]


+4.8%
$0.21
$0.22
Q4 2017
Q4 2018

cash balance (in millions)[2]


$151.0
$303.3
2017
2018

adjusted net debt / TTM adjusted EBITDA ratio[3]


3.9X
3.7X
2017
2018

debt outstanding (in millions)[4]


$2,591
$2,444
2017
2018

extended STAY AMERICA®

[1] Distribution dates of March 27, 2018 and March 28, 2019.
[2] Includes restricted and unrestricted cash.
[3] Net debt calculation is (gross debt – total restricted and unrestricted cash) divided by TTM Adjusted EBITDA on a 624 hotel basis for 2017 and a 554 hotel basis for 2018 .
[4] Gross debt outstanding (excludes discounts and deferred financing costs).

Asset Disposition Update


ESA 2.0 Asset Disposition Progress
# of hotels sold program to date & per transaction period
160
140
120
100
80
60
40
20
0
4
4
5
1
30
25
31
1
63
32
77
14
150
73
150
Canada+1
Denver
Three Wall
Austin
2 Portfolio Sales(1)
Singerman
TBD(2)
Total

	Canada+1	Denver	Three Wall	Austin	2 Portfolio Sales(1)	Singerman
Timing	2Q17	4Q17	1Q18	1Q18	3Q18	4Q18
FCF Multiple[3]	~17.5x	~16x	~16x	~19.5x	~17.8x	~18.1x
Gross Proceeds[4]	$61 million	$16 million	$114 million	$45 million	$125 million	$38 million

(1) 16 hotels sold to Provident Realty Advisors, Inc. and 16 hotels sold to Lodging Advisory Group, LLC.
(2) Approximate number of hotel assets expected to be sold between 2019 and 2021. No hotel assets are currently under contract. The actual number of hotels sold may differ.
(3) Free Cash Flow ("FCF") multiple is equal to the gross proceeds / (pro forma TTM adjusted EBITDA – pro forma maintenance and renovation capex).
(4) Gross proceeds before transaction expense. Gross proceeds include initial franchise and development application fees.

extended STAY AMERICA

Pipeline Update

Company Owned Pipeline & Recently Opened Hotels as of December 31, 2018

Under Option		Pre-Development		Under Construction		Total Pipeline		Opened YTD	
# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms
4	496	7	892	4	504	15	1,892	2	222

Third Party Pipeline & Recently Opened Hotels as of December 31, 2018

Commitments		Applications		Executed		Total Pipeline		Opened YTD	
# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms	# Hotels	# Rooms
35	4,340	1	67	6	673	42	5,080	0	0

Definitions

Under Option	*Locations with a signed purchase and sale agreement*
Pre-Development	*Land purchased, permitted and/or site work*
Under Construction	*Hotel is under construction*
Commitments	*Signed commitment to build hotel(s) by a third party*
Applications	*Third party filed franchise application with deposit*
Executed	*Franchise application approved, various stages of pre-development and/or under construction*

extended STAY AMERICA®

Q4 2018 Results, Q1 2019 Guidance[1] and Full Year 2019 Guidance[1]

(in millions, except %)	Q4 2018 Guidance			Q4 2018 Actual
RevPAR % Δ^2	0.0%	to	2.0%	0.9%
Adjusted EBITDA	$123		$130	$126.6

(in millions, except %)	Q1 2019 Guidance[1]		
RevPAR % Δ^2	-2.5%	to	-0.5%
Adjusted EBITDA	$114		$120

(in millions, except %)	2019 Guidance		
RevPAR % Δ^2	0.0%	to	2.0%
Net income	$188		$212
Adjusted EBITDA[3]	$560		$580
Depreciation and amortization	$187		$193
Net interest expense	$126		$126
Effective tax rate	16.0%		17.0%
Adjusted Paired Share income per diluted Paired Share	$1.02		$1.14
Expected capital returns	$220		$270
Capital expenditures	$310		$360

[1] Guidance for Q1 2019 and full year 2019 is as of February 27, 2019.
[2] RevPAR % Δ shown on a comparable system-wide basis. Q1 2019 RevPAR guidance includes an approximately 300-350 basis point negative impact from hurricane affected markets and renovation disruption. 2019 guidance includes an approximately 200 basis point negative impact from hurricane affected markets and net renovation displacement.
[3] Lost contribution of approximately $21 million related to 72 hotel dispositions in 2018.

extended STAY AMERICA®



appendix

NON-GAAP RECONCILIATION OF NET INCOME TO HOTEL OPERATING PROFIT AND HOTEL OPERATING MARGIN FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(In thousands)
(Unaudited)

Three Months Ended December 31, 2018	Three Months Ended December 31, 2017	Variance		Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017	Variance
$ 39,399	$ 40,150	(1.9)%	Net income	$ 211,756	$ 172,188	23.0%
6,858	18,793	(63.5)%	Income tax expense	42,076	59,514	(29.3)%
29,798	32,814	(9.2)%	Interest expense, net	124,870	129,772	(3.8)%
(813)	27	(3,111.1)%	Other non-operating (income) expense	(765)	(399)	91.7%
(168)	(559)	(69.9)%	Other income	(669)	(2,959)	(77.4)%
(879)	(11,870)	(92.6)%	Gain on sale of hotel properties	(42,478)	(9,973)	325.9%
-	4,812	n/a	Impairment of long-lived assets	43,600	25,169	73.2%
49,677	56,427	(12.0)%	Depreciation and amortization	209,329	229,216	(8.7)%
21,384	19,092	12.0%	General and administrative expenses	91,094	94,652	(3.8)%
796	542	46.9%	Loss on disposal of assets [1]	3,413	8,607	(60.3)%
(1,171)	-	n/a	Franchise and management fees	(3,310)	-	n/a
308	-	n/a	Other expenses from franchised and managed properties, net of other revenues	650	-	n/a
$ 145,189	$ 160,228	(9.4)%	Hotel Operating Profit	$ 679,566	$ 705,787	(3.7)%
$ 279,236	$ 297,363	(6.1)%	Room revenues	$ 1,237,311	$ 1,260,868	(1.9)%
5,161	5,142	0.4%	Other hotel revenues	21,871	21,857	0.1%
$ 284,397	$ 302,505	(6.0)%	Total room and other hotel revenues	$ 1,259,182	$ 1,282,725	(1.8)%
51.1%	53.0%	(190) bps	Hotel Operating Margin	54.0%	55.0%	(100) bps

[1] Included in hotel operating expenses in the consolidated statements of operations.

extended STAY AMERICA

NON-GAAP RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(In thousands)
(Unaudited)

Three Months Ended December 31, 2018	Three Months Ended December 31, 2017		Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
$ 39,399	$ 40,150	Net income	$ 211,756	$ 172,188
29,798	32,814	Interest expense, net	124,870	129,772
6,858	18,793	Income tax expense	42,076	59,514
49,677	56,427	Depreciation and amortization	209,329	229,216
125,732	148,184	EBITDA	588,031	590,690
1,725	(1,497)	Equity-based compensation	7,724	7,552
-	4,812	Impairment of long-lived assets	43,600	25,169
(879)	(11,870)	Gain on sale of hotel properties	(42,478)	(9,973)
(19)	560	Other (income) expense[1]	2,860	9,467
$ 126,559	$ 140,189	Adjusted EBITDA	$ 599,737	$ 622,905

[1] Includes loss on disposal of assets, non-operating income (expense), including mark-to-market impact of interest rate hedges and foreign currency transaction costs, and certain costs associated with acquisitions, dispositions and capital transactions. Loss on disposal of assets totaled $0.8 million, $0.5 million, $3.4 million and $8.6 million, respectively.

NON-GAAP RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO EXTENDED STAY AMERICA, INC. COMMON SHAREHOLDERS TO FUNDS FROM OPERATIONS, ADJUSTED FUNDS FROM OPERATIONS AND ADJUSTED FUNDS FROM OPERATIONS PER DILUTED PAIRED SHARE FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(In thousands, except per share and per Paired Share data)
(Unaudited)

Three Months Ended December 31, 2018	Three Months Ended December 31, 2017		Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
$ (0.21)	$ (0.26)	Net (loss) income per Extended Stay America, Inc. common share - diluted	$ 0.59	$ 0.41
$ (38,946)	$ (49,905)	Net (loss) income attributable to Extended Stay America, Inc. common shareholders	$ 112,864	$ 78,847
78,341	90,051	Noncontrolling interests attributable to Class B common shares of ESH REIT	98,876	93,325
48,307	55,232	Real estate depreciation and amortization	204,095	224,559
-	4,812	Impairment of long-lived assets	43,600	25,169
(879)	(11,870)	Gain on sale of hotel properties	(42,478)	(9,973)
(8,015)	(12,048)	Tax effect of adjustments to net (loss) income attributable to Extended Stay America, Inc. common shareholders	(34,517)	(56,883)
78,808	76,272	Funds from Operations	382,440	355,044
-	1,183	Debt modification and extinguishment costs	1,621	2,351
(1,208)	(42)	Other (income) expense[1]	(1,208)	314
204	(285)	Tax effect of adjustments to Funds from Operations	(70)	(639)
$ 77,804	$ 77,128	Adjusted Funds from Operations	$ 382,783	$ 357,070
$ 0.41	$ 0.40	Adjusted Funds from Operations per Paired Share – diluted	$ 2.02	$ 1.84
188,272	192,301	Weighted average Paired Shares outstanding – diluted	189,821	193,670

[1] Includes mark-to-market impact of interest rate hedges and certain other non-operating income.

extended STAY AMERICA®

NON-GAAP RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO EXTENDED STAY AMERICA, INC. COMMON SHAREHOLDERS TO PAIRED SHARE INCOME, ADJUSTED PAIRED SHARE INCOME AND ADJUSTED PAIRED SHARE INCOME PER DILUTED PAIRED SHARE FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2018 AND 2017

(In thousands, except per share and per Paired Share data)
(Unaudited)

Three Months Ended December 31, 2018	Three Months Ended December 31, 2017		Twelve Months Ended December 31, 2018	Twelve Months Ended December 31, 2017
$ (0.21)	$ (0.26)	Net (loss) income per Extended Stay America, Inc. common share - diluted	$ 0.59	$ 0.41
$ (38,946)	$ (49,905)	Net (loss) income attributable to Extended Stay America, Inc. common shareholders	$ 112,864	$ 78,847
78,341	90,051	Noncontrolling interests attributable to Class B common shares of ESH REIT	98,876	93,325
39,395	40,146	Paired Share Income	211,740	172,172
-	1,183	Debt modification and extinguishment costs	1,621	2,351
-	4,812	Impairment of long-lived assets	43,600	25,169
(879)	(11,870)	Gain on sale of hotel properties	(42,478)	(9,973)
(19)	560	Other (income) expense[(1)]	2,860	9,467
152	1,329	Tax effect of adjustments to Paired Share Income	(937)	(6,241)
$ 38,649	$ 36,160	Adjusted Paired Share Income	$ 216,406	$ 192,945
$ 0.21	$ 0.19	Adjusted Paired Share Income per Paired Share – diluted	$ 1.14	$ 1.00
188,272	192,301	Weighted average Paired Shares outstanding – diluted	189,821	193,670

[(1)] Includes loss on disposal of assets, non-operating income (expense), including mark-to-market impact of interest rate hedges and foreign currency transaction costs, and certain costs associated with acquisitions, dispositions and capital transactions. Loss on disposal of assets totaled $0.8 million, $0.5 million, $3.4 million and $8.6 million, respectively.

TOTAL REVENUES AND NON-GAAP RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA FOR THE YEARS ENDING DECEMBER 31, 2019 (OUTLOOK) AND DECEMBER 31, 2018 (PRO FORMA)

(In thousands)
(Unaudited)

Year Ended December 31, 2018 (Adjusted)[1]		Year Ending December 31, 2019 (Outlook) Low	Year Ending December 31, 2019 (Outlook) High
$ 1,204,429	Total revenues	$ 1,230,000	$ 1,250,000
$ 211,756	Net income	$ 188,202	$ 212,310
124,870	Interest expense, net	126,000	126,000
42,076	Income tax expense	38,548	40,440
209,329	Depreciation and amortization	193,000	187,000
588,031	EBITDA	545,750	565,750
(21,422)	Adjusted Property EBITDA of hotels not owned for entirety of periods presented [1]	-	-
7,724	Equity-based compensation	8,250	8,250
43,600	Impairment of long-lived assets	-	-
(42,478)	Gain on sale of hotel properties	-	-
2,860	Other expense[2]	6,000	6,000
$ 578,315	Comparable Hotel Adjusted EBITDA	$ 560,000	$ 580,000

[1] 2018 results adjusted to reflect the results of 552 hotels owned and operated for the full year ended December 31, 2018.

[2] Includes loss on disposal of assets, non-operating income (expense), including mark-to-market impact of interest rate hedges, foreign currency transaction costs, and certain costs associated with acquisitions, dispositions and capital transactions.

extended STAY AMERICA

NON-GAAP RECONCILIATION OF NET INCOME ATTRIBUTABLE TO EXTENDED STAY AMERICA, INC. COMMON SHAREHOLDERS TO PAIRED SHARE INCOME, ADJUSTED PAIRED SHARE INCOME AND ADJUSTED PAIRED SHARE INCOME PER DILUTED PAIRED SHARE FOR THE YEARS ENDING DECEMBER 31, 2019 (OUTLOOK) AND DECEMBER 31, 2018 (ACTUAL)

(In thousands, except per share and per Paired Share data)

(Unaudited)

Year Ended December 31, 2018 (Actual)		**Year Ending December 31, 2019 (Outlook) Low**	**Year Ending December 31, 2019 (Outlook) High**
$ 0.59	Net income per Extended Stay America, Inc. common share - diluted	$ 0.43	$ 0.50
$ 112,864	Net income attributable to Extended Stay America, Inc. common shareholders	$ 80,721	$ 94,962
98,876	Noncontrolling interests attributable to Class B common shares of ESH REIT	107,465	117,332
211,740	Paired Share Income	188,186	212,294
1,621	Debt modification and extinguishment costs	-	-
43,600	Impairment of long-lived assets	-	-
(42,478)	Gain on sale of hotel properties	-	-
2,860	Other expense (1)	6,000	6,000
(937)	Tax effect of adjustments to Paired Share Income	(1,020)	(960)
$ 216,406	Adjusted Paired Share Income	$ 193,166	$ 217,334
$ 1.14	Adjusted Paired Share Income per Paired Share – diluted	$ 1.02	$ 1.14
189,821	Weighted average Paired Shares outstanding – diluted	189,821	189,821

(1) Includes loss on disposal of assets, non-operating income (expense), including mark-to-market impact of interest rate hedges and foreign currency transaction costs, and certain costs associated with acquisitions, dispositions and capital transactions.

extended STAY AMERICA®